UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      Schein Pharmaceutical, Inc.
                         (Name of Issuer)

               Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                           806416-10-3
                         (CUSIP Number)

Paul Feuerman, Esq.                          Richard L. Goldberg, Esq.
Senior Vice President and General Counsel    Proskauer Rose LLP
Schein Pharmaceutical, Inc.                  1585 Broadway
100 Campus Drive                             New York, NY 10036
Florham Park, NJ 07932                       (212) 969-3000
(973) 593-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                            April 8,1998
                          (Date of Event
            which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __

SCHEDULE 13D
CUSIP No. 806416-10-3         Page 2 of 11 Pages

1    NAMES OF REPORTING PERSONS


I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Martin Sperber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b) x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF      7    SOLE VOTING POWER
SHARES              20,531,565 shares of Common Stock
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH              527,975 shares of Common Stock

               10   SHARED DISPOSITIVE POWER
                    621,640 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

     20,531,565 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.2%

14   TYPE OF REPORTING PERSON*

     IN

Item 1.   Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share ("Common Stock"), of Schein Pharmaceutical, Inc., a Delaware
 corporation (the "Company").  The
Company's principal executive offices are located at 100 Campus Drive, Florham Park, New Jersey 07932.

Item 2.   Identity and Background.

(a)  This statement on Schedule 13D is filed by Martin Sperber.

(b) Mr. Sperber's business address is c/o the Company, 100 Campus Drive, Florham Park, New Jersey 07932.

(c) Mr. Sperber is the Chairman of the Board of Directors, Chief Executive Officer and President of the Company.

(d) Mr. Sperber has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Sperber has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Mr. Sperber is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable.  See Item 4 below.


Item 4.   Purpose of Transaction.

Mr. Sperber beneficially owned more than 5% of the Company's outstanding Common Stock prior to April 8, 1998, the date upon which the Common Stock was registered on a Form 8A registration statement under the Securities Exchange Act of 1934, as amended. Since April 8, 1998, Mr. Sperber has not acquired beneficial ownership of any additional shares of Common Stock other than shares acquired periodically pursuant to The
Retirement Plan of Schein Pharmaceutical, Inc. & Affiliates and the Company's 1998 Employee Stock Purchase Plan.

Mr. Sperber does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's
Board of Directors, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure,
(g) changes in the Company's
charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above; except to the extent, if any, such plans or proposals emanate from his position as
Chairman of the Board of Directors, Chief Executive Officer and President of the Company.

Item 5.   Interest in Securities of the Issuer.

As of the date of this statement on Schedule 13D, Mr. Sperber beneficially owns 20,531,565 shares of Common Stock, or approximately 62.2% of the Company's outstanding Common Stock. Of such shares, Mr. Sperber may be deemed to have sole voting power over 20,531,565 shares of Common Stock, sole dispositive power over 527,975 shares of Common Stock and shared dispositive power over 621,640 shares of Common Stock.

The 20,531,565 shares of Common Stock beneficially owned by Mr. Sperber include:

     (a) 621,640 shares for which Mr. Sperber either is the direct or indirect beneficial owner or holds in trusts for his family members' benefit; and
     (b) 527,975 shares issuable pursuant to the exercise of stock options that are held by Mr. Sperber and are currently exercisable; and
     (c) 19,381,950 shares over which Mr. Sperber has voting control pursuant to the Voting Trust Agreement (as defined below).
          Mr. Sperber, acting as voting trustee, is able to control substantially all matters requiring stockholder approval, including the election of directors. See Item 6.

The stockholders whose shares of Common Stock are subject to the Voting Trust Agreement have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Such interest of the following stockholders relates to more than 5% of the outstanding shares of Common Stock as of the date of this statement on Schedule 13D: Marvin H. Schein, trusts established by Marvin H. Schein under trust agreements dated December 31, 1993, September 9, 1994, April 5, 1996, April 9, 1997, October 8, 1998
and December 28, 1998, the trust established by Pamela Schein under trust agreement dated October 26, 1994, the trust established by the Trustees under Article Fourth of the Will of Jacob M. Schein for the benefit of Pamela
Schein and her issue under trust agreement dated September 29, 1994, Pamela Joseph and the trust established by Pamela Joseph under trust agreement dated September 28, 1994.

As of the date of this statement on Schedule 13D, Mr. Sperber holds options to purchase 197,500 shares of Common Stock which are currently not exercisable. The vesting schedule for those options is set forth below:

Number of Shares    Date Exercisable         Exercise Price

24,500              04/09/99                  $    17.00
25,000              06/17/99                       13.63
25,000              12/12/99                       13.63

24,500              01/23/00                       14.29
24,500              04/09/00                       17.00
25,000              12/17/00                       13.63

24,500              01/23/01                       14.29
24,500              04/09/01                       17.00

Mr. Sperber has not acquired or disposed of any shares of Common Stock in the past 60 days other than shares acquired periodically pursuant to The Retirement Plan of Schein Pharmaceutical, Inc. & Affiliates and the
Company's 1998 Employee Stock Purchase Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Restructuring Agreements

     In September 1994, in connection with Bayer Corporation's acquisition of its interest in the Company, the Company, Bayer Corporation, Mr. Sperber, and certain other principal stockholders entered into certain agreements (the "Restructuring Agreements") relating to the governance of the Company and certain other matters. The Restructuring Agreements are filed as Exhibits (a), (b) and (c) to this statement on Schedule 13D.

     Agreements Relating to Control of the Company

     The Restructuring Agreements provide that, until the earlier of March 1, 2000 and the effective date of a merger, consolidation or combination that results in the Voting Trustee (currently Mr. Sperber) (the "Voting
Trustee") neither holding the position of chairman of the board, president, chief executive officer or chief operating officer of the resulting entity nor having the right to designate a majority of the members of the board of the resulting entity (such earlier date, the "Voting Trust Termination Date"), the Voting Trustee will have the right to vote, or direct the vote of, all the shares of Common Stock owned by Marvin Schein, Pamela Schein, Pamela Joseph and certain trusts established by them or for their issue (collectively, the "Family Stockholders") (i.e., approximately 59.6% of the shares of Common Stock outstanding at January 31,
1999). As a result of the foregoing, the Voting Trustee as a practical matter will be able to control substantially all matters requiring stockholder approval, including the election of directors, until March 1, 2000 (without giving effect to any future issuance of Common Stock by the Company or sales of Common Stock by Continuing Stockholders (as defined below)). The Restructuring Agreements provide that Mr. Sperber may designate certain individuals to succeed him as Voting Trustee.

     The Restructuring Agreements provide that, until Bayer Corporation owns less than 10% of the outstanding Common Stock (the "Governance Termination Date"), Bayer Corporation shall be entitled to nominate a number of members of the Board of Directors of the Company equal to the product of (a) the number of members of the Board of Directors and
(b) its percentage stockholdings of Common Stock at the time of nomination. The Voting Trustee is entitled, until the Voting Trust Termination Date, to nominate the balance of the members of the Board of Directors.
Until May 15, 2001, the Voting Trustee and the other Continuing
Stockholders (to the extent their shares of Common Stock are not voted by the Voting Trustee) must vote for the election of Bayer Corporation's nominee(s). Until the Voting Trust Termination Date, Bayer Corporation and the Continuing Stockholders (to the extent their shares of Common Stock are not voted by the Voting Trustee) must vote for the election of the Voting Trustee's nominees.

     Until the earlier of May 15, 2001 and a sale of shares of Common Stock by Bayer Corporation other than to a Permitted Assignee (as defined below), the Company may not, without Bayer Corporation's consent, among other things, (a) own, manage or operate any business not principally engaged in a segment of the pharmaceutical or health care industry or any business ancillary thereto, (b) amend or restate the Company's charter or by-laws to require more than majority approval to elect a majority of the Board of Directors or (c) engage in transactions with any affiliate on terms more favorable to the affiliate than could be obtained in an arm's-length transaction, other than intercompany transactions and transactions under the Restructuring Agreements.

     The Restructuring Agreements impose certain restrictions on Bayer Corporation and its affiliates until May 15, 2001 (the "Standstill Period"). Specifically, the Restructuring Agreements provide that Bayer
Corporation may purchase shares of Common Stock to increase its ownership up to a maximum ownership, in the aggregate, of 30% of the Company's outstanding Common Stock between May 15, 1997 and May 15, 1999,
33 1/3% between May 16, 1999 and May 15, 2000 and 36 2/3% between May 16,
2000 and May 15, 2001 (the "Standstill").  During the Standstill Period,
Bayer Corporation and its affiliates may not, among other things, (a) acquire, announce an intention to acquire or offer to acquire any assets of the Company or its subsidiaries (other than in the ordinary course) or equity securities of the Company, (b) participate in or encourage the formation of a group or entity that seeks to acquire equity securities of the Company,
(c) solicit proxies or become a participant in any election contest with respect to the Company, (d) initiate or otherwise solicit stockholders for the approval of stockholder proposals or induce any other person to initiate any stockholder proposal, (e) seek to place designees on, or remove any member of, the Board or Directors, (f) deposit any equity securities in a voting trust or like arrangement, (g) seek to control the management of the Company or negotiate with any person with respect to any form of extraordinary transaction with the Company or other transaction not in the ordinary course of business, or be involved in a tender or exchange offer or other attempt to violate the Standstill or (h) request the Company or otherwise seek to amend or waive any provision of the Standstill.

     After the Standstill Period, Bayer Corporation has the right to acquire control of the Company through open market purchases, and under certain circumstances within six months of the end of the Standstill, to acquire from certain principal stockholders of the Company or from the Company a number of shares that would enable
Bayer Corporation to own a majority of the outstanding shares of Common Stock. During the Standstill Period, under the terms of the Restructuring Agreements, Bayer Corporation has the right to acquire, including under certain circumstances the right to acquire from the Company and certain of its principal stockholders at fair market value, unless Bayer Corporation has sold shares of Common Stock other than to certain permitted transferees, (i) shares in connection with its exercise of certain preemptive rights, (ii) before May 15, 2001, shares necessary to acquire ownership of at least 21% more of the outstanding Common Stock than any other holder of 10% or more of the Common Stock (other than an employee benefit plan or a person who was a stockholder as of September 30, 1994) and (iii) if, on May 15, 2001, the total number of shares issued and outstanding (less restricted securities, as defined therein) is less than 133% of the number of shares that, when added to Bayer Corporation's shares, equals a majority of the shares then outstanding, shares equal to such amount.

     Under the Restructuring Agreements, if Bayer Corporation for any reason acquires shares of Common Stock in excess of the New Percentage (as defined below), until May 15, 2001, Bayer Corporation shall vote those excess shares in accordance with the Voting Trustee's instructions and those excess shares will not be considered in determining the number of director nominees to which Bayer Corporation is entitled. The "New Percentage" means 30% before May 15, 1999, 33 1/3% thereafter and before
May 15, 2000, 36 2/3% thereafter and before May 15, 2001 and 40% thereafter.

     Under the Restructuring Agreements, each of Marvin Schein, Pamela
Schein and Pamela Joseph has agreed that such individual, and such individual's Family Group (as defined below), shall not acquire shares if, as a consequence of the acquisition, such individual, together with such individual's Family Group, owns in excess of (a) in the case of Marvin
Schein and his Family Group, 35.85% of the Common Stock, (b) in the case of Pamela Schein and her Family Group, 27.55% of the Common Stock and
(c) in the case of Pamela Joseph and her Family Group, 12.97% of the Common
Stock.

     Restrictions on Transfer

     The Restructuring Agreements generally provide that Marvin Schein, Pamela Schein, Pamela Joseph, Mr. Sperber, Stanley Bergman, certain trusts established by these individuals (collectively, the "Continuing Stockholders") and certain of their transferees may not transfer any of their shares of Common Stock until March 1, 2000, except (a) pursuant to Rule 144 under the Securities Act, but subject to volume limitations intended to equal the volume limitations applicable to affiliates as set forth in Rule 144(e)(1) (the "Maximum Rule 144 Sales Amount"), (b) in a wide distribution in an amount that exceeds the Maximum Rule 144 Sales Amount, regardless of whether the seller is an affiliate of the Company or Rule 144(k) is applicable, in connection with which the Seller or the underwriter confirms that no direct or indirect purchaser in that distribution is intended to acquire more than the Maximum Rule 144 Sales Amount, (c) to certain family members of the transferor, related trusts or estates, or other entities owned exclusively by such transferor, family members, trusts or estates (collectively, a "Family Group"), (d) in private placements, to persons who own fewer than 1% of the outstanding shares of Common Stock immediately prior to the transfer and who are not affiliated with or Family Group members of the transferor, of no more than (I) 1% of the outstanding shares of Common Stock to any one person, its affiliates or Family Group members in any three-month period and
(II) 4% of the outstanding shares of Common Stock to all persons in any twelve-month period, (e) in connection with the exercise of certain registration rights granted to the Company's stockholders under the Restructuring Agreements, but only if, to the extent the number of shares sold exceeds the Maximum Rule 144 Sales Amount, it is confirmed to the Company that it is intended that no purchaser will acquire more than the Maximum Rule 144 Sales Amount,
(f) pledges to a financial institution or transfers to a financial institution in the exercise of its pledge rights, (g) to Bayer Corporation as provided under the Restructuring Agreements, (h) pursuant to a merger or a consolidation that has been approved by the Board of Directors and stockholders of the Company, (i) in a tender offer in which Mr. Sperber (or any member of his Family Group who acquired shares from Mr. Sperber) sells shares and (j) in a tender offer for a majority of the shares of Common Stock by a bidder not affiliated with Bayer Corporation, if Bayer Corporation and its affiliates have failed to pursue a tender offer or other acquisition permitted under the Restructuring Agreements. In addition, Continuing Stockholders have been granted certain registration rights.

     In addition to the above restrictions, the Restructuring Agreements generally provide that Bayer Corporation may not transfer any of its shares until May 15, 1999. However, Bayer Corporation may transfer its shares of Common Stock in connection with certain registration rights granted to Bayer Corporation under the Restructuring Agreements or to a Permitted Assignee. A "Permitted Assignee" is (a) a successor to all or substantially all the business and assets of Bayer Corporation or a majority-owned subsidiary of Bayer Corporation who agrees to be bound by the Restructuring Agreements, (b) with respect to certain preemptive rights, rights of first refusal and rights of first offer, a single purchaser who, immediately after the purchase and for 60 days thereafter, owns at least 10% of the shares then owned by Bayer Corporation and who agrees to be bound by the Standstill and (c) with respect to certain registration rights, any person referred to in (a) above and up to three non-affiliated purchasers who, immediately after the respective purchases and for 60 days thereafter, own in the aggregate at least 20% of the shares then owned by Bayer Corporation and who agree to be bound by the Standstill.

     If Bayer Corporation sells any of its shares of Common Stock to any unaffiliated third party, then the following of Bayer Corporation's rights under the Restructuring Agreements terminate: the right to consent to certain transactions of the Company; the right to purchase additional shares on Company issuances of equity securities; the right to acquire shares to maintain an ownership percentage of more than 21% of outstanding shares over certain 10% holders; the right to acquire from the Company or the Family Stockholders (as defined above) under certain circumstances after the Standstill Period, shares for a controlling interest in the Company; and rights of first refusal with regard to share transfers by Continuing Stockholders. However, certain of those rights (i.e., rights to purchase additional shares on Company issuances of equity securities and rights of first refusal) may be transferred to a single purchaser who owns at least 10% of the shares of Common Stock then owned by Bayer Corporation and who agrees to be bound by the Standstill obligations.

     Mr. Sperber and Mr. Bergman may not transfer any of their shares of Common Stock to Bayer Corporation except in certain open market transactions and except to the extent that Bayer Corporation first offered to purchase such shares from the Family Stockholders and the Family Stockholders did not sell such shares.

     The Company may not transfer any of its shares of Common Stock to Bayer Corporation, except to the extent that Bayer Corporation is entitled to purchase shares under the Restructuring Agreements and those shares are not purchased in the open market or from Family Stockholders.

     Rights of Inclusion and First Refusal

     The Restructuring Agreements provide that if, at any time prior to the Voting Trust Termination Date, any Family Stockholder or Family Group member (an "Offeree") receives an offer from a third party to purchase some or all of the Offeree's shares of Common Stock, the Offeree wishes to sell the shares (other than in a transaction described in clauses
(a) through (i) of the first paragraph of " Restrictions on Transfer" above) and Mr. Sperber, as Voting Trustee, consents to the transaction, the Company or its designee shall have the right of first refusal to purchase those shares on the same terms as in the third party offer.

     Under the Restructuring Agreements, if the Company fails to exercise its right of first refusal and Bayer Corporation has not sold shares other than to a Permitted Assignee, such right will be deemed assigned to Bayer Corporation, provided that (a) the stockholdings of Bayer Corporation may not as a result of its exercising such right exceed the New Percentage and
(b) if as a result of its exercising such right, Bayer Corporation would own a majority of the shares of Common Stock. Bayer Corporation will exercise such right at a price per share equal to the greater of (I) the price contained in the third party offer and (II) the price determined by an investment banking firm, who will take into consideration, among other things, that control of the Company will pass at that time to Bayer Corporation.

     In addition, if, prior to the end of the Standstill Period or the time that Bayer Corporation sells shares other than to a Permitted Assignee, the Company is not entitled to exercise the right of first refusal described above and a Continuing Stockholder is permitted under the Restructuring Agreements, and in good faith wishes, to sell shares of Common Stock to a third party (other than sales under Rule 144 under the Securities Act and sales under clauses (b), (i) and (j) of the first paragraph of "Restrictions on Transfer" above), Bayer Corporation shall have the right of first offer to purchase those shares of Common Stock on the same terms as the Continuing Stockholder wishes to sell the shares of Common Stock.

     The Restructuring Agreements provide that if, at any time prior to June 15, 2000, Bayer Corporation is permitted under the Restructuring Agreements, and in good faith wishes, to sell shares of Common Stock to a third party, the Company and the Continuing Stockholders shall have the right of first offer to purchase those shares of Common Stock on the same terms as Bayer Corporation wishes to sell the shares of Common Stock.

Item 7.   Material to Be Filed as Exhibits.

     (a) Voting Trust Agreement, dated September 30, 1994, by and among the Company, Marvin H. Schein, the trust established by Marvin H.
          Schein under trust agreement dated December 31, 1993, the trust established by Marvin H. Schein under trust agreement dated September 9, 1994, Pamela Schein, the trust established by the Trustees under Article Fourth of the Will of Jacob
          M. Schein for the benefit of Pamela Schein and her issue under trust agreement dated September 29, 1994, Pamela Joseph, and the trust established by Pamela Joseph under trust agreement dated September 28, 1994, and Martin Sperber, as voting trustee.

     (b) General Shareholders Agreement, dated September 30, 1994, by and among the Company, Bayer Corporation (formerly Miles Inc.), each of the family shareholders listed as such on schedule A thereto, each of the other shareholders listed as such on schedule A thereto and Martin Sperber, as trustee under the Voting Trust Agreement.*

     (c) Continuing Shareholders Agreement, dated September 30, 1994, by and among the Company and each of the shareholders listed on schedule A thereto.*

     (d) Option Agreement Pursuant to the 1993 Stock Option Plan, dated September 30, 1994, by and between the Company and Martin Sperber.*

     (e) Option Agreement Pursuant to the 1997 Stock Option Plan, dated January 23, 1998, by and between the Company and Martin Sperber.

     (f) Option Agreement Pursuant to the 1997 Stock Option Plan, dated April 9, 1998, by and between the Company and Martin Sperber.

     (g) Option Agreement Pursuant to the 1997 Stock Option Plan, dated December 17, 1998, by and between the Company and Martin Sperber.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                        February 11, 1999
                               Date

                        /s/ Martin Sperber
                          Martin Sperber

                          EXHIBIT INDEX

1. Voting Trust Agreement, dated September 30, 1994, by and among the Company, Marvin H. Schein, the trust established by Marvin H. Schein under trust agreement dated December 31, 1993, the trust established by Marvin H. Schein under trust agreement dated September 9, 1994, Pamela Schein, the trust established by the Trustees under Article Fourth of the Will of Jacob M. Schein for the benefit of Pamela Schein and her issue under trust agreement dated September 29, 1994, Pamela Joseph, and the trust established by Pamela Joseph under trust agreement dated September 28, 1994, and Martin Sperber, as voting trustee.

2. General Shareholders Agreement, dated September 30, 1994, by and among the Company, Bayer Corporation (formerly Miles Inc.), each of the family shareholders listed as such on schedule A thereto, each of the other shareholders listed as such on schedule A thereto and Martin Sperber, as trustee under the Voting Trust Agreement.**

3. Continuing Shareholders Agreement, dated September 30, 1994, by and among the Company and each of the shareholders listed on schedule A thereto.**

4. Option Agreement Pursuant to the 1993 Stock Option Plan, dated September 30, 1994, by and between the Company and Martin Sperber.**

5. Option Agreement Pursuant to the 1997 Stock Option Plan, dated January 23, 1998, by and between the Company and Martin Sperber.

6. Option Agreement Pursuant to the 1997 Stock Option Plan, dated April 9, 1998, by and between the Company and Martin Sperber.

7. Option Agreement Pursuant to the 1997 Stock Option Plan, dated December 17, 1998, by and between the Company and Martin Sperber.